UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Air Methods Corporation

(Name of Subject Company)

Air Methods Corporation

(Name of Person Filing Statement)

Common Stock, $0.06 par value per share
(Title of Class of Securities)

009128307
(CUSIP Number of Class of Securities)

Crystal L. Gordon, Esq.
Executive Vice President, General Counsel and Secretary
Air Methods Corporation
7211 South Peoria
Englewood, Colorado 80112
(303) 792-7400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Scott A. Barshay
Jeffrey D. Marell
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
(212) 373-3000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Air Methods Corporation (the “Company”) with the Securities and Exchange Commission on March 23, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by ASP AMC Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of ASP AMC Intermediate Holdings, Inc., a Delaware corporation (“Parent”), which is beneficially owned by certain affiliated funds managed by American Securities LLC, a New York limited liability company, to purchase any and all of the outstanding shares of common stock, par value $0.06 per share (the “Shares”), of the Company at a purchase price of $43.00 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent, dated March 23, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time and which together constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on March 23, 2017. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Explanatory Note:

As further described in Item 8 of the Schedule 14D-9 under the heading “Litigation Related to the Transactions” below, the Company is providing certain additional disclosures that are supplemental to those contained in the Schedule 14D-9. This supplemental information should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. With respect to the litigation, the defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. As noted below, none of the defendants has admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. The additional disclosures are set forth below:

Item 4. The Solicitation or Recommendation

(iii) Certain Unaudited Prospective Financial Information

Item 4 of the Schedule 14D-9 and the disclosure under “Certain Unaudited Prospective Financial Information” are hereby amended and supplemented by amending and restating the tables and related footnotes after the ninth paragraph of this subsection of the Schedule 14D-9 as follows:

“The following is a summary of the projections:

	Fiscal years ended December 31,
$ in millions	2017	2018	2019	2020	2021
Revenue	$1,251	$1,316	$1,383	$1,453	$1,526
EBITDA(1)	$324	$349	$375	$401	$428
Depreciation and Amortization	(96)	(92)	(89)	(89)	(88)
EBIT(2)	$228	$257	$285	$312	$340
Income Tax Expense	(89)	(100)	(111)	(122)	(133)
Change in deferred tax liabilities	29	12	4	(2)	(2)
Depreciation and Amortization	96	92	89	89	88
Capital Expenditures	(94)	(63)	(55)	(60)	(76)
Proceeds from the sale of assets	9	9	9	9	9
Increase/(Decrease) in Net Working Capital(3)	14	(5)	(5)	(4)	(3)
Unlevered Free Cash Flow(4)	$193	$202	$216	$222	$223

(1)         EBITDA (or earnings before interest, taxes, loss on disposition of assets, depreciation and amortization) is a non-GAAP measure~~. It consists of earnings,~~ derived by adding to net income  ~~before~~ interest expense, income taxes, loss on disposition of assets, ~~and~~ depreciation and amortization. EBITDA is burdened by projected stock-based compensation of approximately $7 million for each year from 2017 to 2020 and approximately $8 million for the year 2021, among other items. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations or other measure under U.S. GAAP. The following table shows a reconciliation from net income ~~from continuing operations~~ to EBITDA for the periods indicated:

	Fiscal years ended December 31,
$ in millions	2017	2018	2019	2020	2021

Net income	$121	$140	$160	$182	$205
Income taxes	77	89	102	116	131
Interest expense	30	28	23	14	5
Loss on disposition of assets	0	0	0	0	0
Depreciation and Amortization	96	92	89	89	88
EBITDA	$324	$349	$375	$401	$428

(2)         EBIT is a non-GAAP measure. It consists of net income before interest expense, loss on disposition of assets and income taxes. EBIT does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data, as measured under U.S. GAAP. The following table shows a reconciliation from net income to EBIT for the periods indicated:

	Fiscal years ended December 31,
$ in millions	2017	2018	2019	2020	2021

Net income	$121	$140	$160	$182	$205
Income taxes	77	89	102	116	131
Interest expense	30	28	23	14	5
Loss on disposition of assets	0	0	0	0	0
EBIT	$228	$257	$285	$312	$340

(3)         Increase/(Decrease) in Net Working Capital consists of the sum of changes in current assets and changes in current liabilities and certain other liabilities. Current assets include receivables, inventories, assets held for sale, costs and estimated earnings in excess of billings on uncompleted contracts, refundable deposits, prepaid expenses and other current assets, and other items. Current liabilities include notes payable, accounts payable, deferred revenue, billings in excess of costs and estimated earnings on uncompleted contracts, accrued wages and compensated absences, due to third party payers, and other accrued liabilities.

(4)         Unlevered Free Cash Flow is a non-GAAP measure. ~~It is defined for purposes of these projections as EBIT less income tax expense (based on an unlevered tax rate of 39%), plus change in deferred tax liabilities, depreciation and amortization and proceeds from the sale of assets, less capital expenditures and changes in working capital.~~ Unlevered Free Cash Flow does not represent funds available for the Company’s discretionary use and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. ~~Unlevered Free Cash Flow presented below is not reconciled to the most directly comparable GAAP financial measure because assumptions about the information required to calculate and reconcile the most directly comparable GAAP financial measure are not available without unreasonable efforts, were not prepared by Company’s management and were not available to or presented to the Board of Directors either at the time that they were presented to the Board of Directors or at any other time. The probable significance of the unavailable information is that such GAAP financial measure may be materially different from the corresponding non-GAAP financial measure.~~

The following table shows reconciliation from net income to Unlevered Free Cash Flow for the periods indicated:

Net income	$121	$140	$160	$182	$205
Income taxes	77	89	102	116	131
Interest expense	30	28	23	14	5
Loss on disposition of assets	0	0	0	0	0
EBIT	$228	$257	$285	$312	$340
Income Tax Expense(a)	(89)	(100)	(111)	(122)	(133)
Change in deferred tax liabilities	29	12	4	(2)	(2)
Depreciation and Amortization	96	92	89	89	88
Capital Expenditures	(94)	(63)	(55)	(60)	(76)
Proceeds from the sale of assets	9	9	9	9	9
Increase/(Decrease) in Net Working Capital	14	(5)	(5)	(4)	(3)
Unlevered Free Cash Flow	$193	$202	$216	$222	$223

(a)  The amounts differ from “Income taxes” in the calculation of EBIT above as a result of applying a projected unlevered tax rate of 39% to EBIT for purposes of the calculation of Unlevered Free Cash Flow.”

(iv)  Opinions of Financial Advisors

Opinion of Goldman, Sachs & Co.

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors— Opinion of Goldman, Sachs & Co.” are hereby amended and supplemented as follows:

(a) amend and restate the third sentence of the second paragraph of the subsection entitled “Illustrative Discounted Cash Flow Analyses” of this subsection of the Schedule 14D-9 with the sentence below as follows:

“~~Goldman Sachs has also cross-checked such estimates of perpetuity growth rates against the EBITDA multiples that are implied by s~~Such range of growth rates and ~~a range of~~ discount rates ~~to be~~ applied to the Company’s future unlevered cash flow forecasts implied EBITDA multiples ranging from 5.4x to 7.1x.”

(b) amend and restate the first sentence of the third paragraph of the subsection entitled “Illustrative Discounted Cash Flow Analyses” of this subsection of the Schedule 14D-9 with the sentence below as follows:

“Goldman then subtracted from the range of illustrative enterprise values the Net Debt of the Company as of December 31, 2016 of $886 million as provided by Company management to derive a range of illustrative equity values for the Company.”

(c) amend and restate the second sentence of the fourth paragraph of the subsection entitled “Selected Precedent Transactions Analysis” of this subsection of the Schedule 14D-9 as follows:

“Goldman Sachs subtracted from the range of implied enterprise values the amount of the Company’s Net Debt as of December 31, 2016 of $886 million as provided by Company management and divided the result by the total number of fully diluted Shares outstanding calculated using information provided by the Company’s management, to derive a reference range of implied per share value for the Company of $38.46 to $57.55.”

Opinion of Centerview Partners LLC

Item 4 of the Schedule 14D-9 and the disclosure under “Opinions of Financial Advisors— Opinion of Centerview Partners LLC.” are hereby amended and supplemented as follows:

(a) replace the first paragraph and the chart immediately below it of the subsection entitled “Selected Transactions Analysis” of this subsection of the Schedule 14D-9 with the paragraph below as follows:

“Centerview reviewed and compared certain information relating to selected transactions in the medical transportation and related industries announced since 2010 that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions. The ~~selected transactions were:~~ transactions below were selected, among other reasons, because their participants (i.e., companies in the medical transportation and related industries), size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transaction.”

(b) insert the below language and chart at the end of the fourth paragraph of the subsection entitled “Selected Transactions Analysis” of this subsection of the Schedule 14D-9 as follows:

“, as set forth below:

Transaction Announcement	Target	Acquiror	Transaction Value ($mm)		Enterprise Value / LTM EBITDA
July 2015	Rural/Metro Corporation	Envision Healthcare Corporation	$620		10.7	x(1)
March 2015	Air Medical Group Holdings, Inc.	KKR & Co. L.P.	$2,050	(2)	8.7	x(2)
June 2011	OF Air Holdings Corporation (parent corporation of Omniflight Helicopters, Inc.)	Air Methods Corporation	$200		8.0	x
March 2011	Rural/Metro Corporation	Warburg Pincus LLC	$686		9.6	x
February 2011	Emergency Medical Services Corporation	Clayton, Dubilier & Rice, LLC	$2,991		9.7	x
August 2010	Air Medical Group Holdings, Inc.	Bain Capital, LP	$963	(2)	9.4	x(2)

(1) Multiple based on EBITDA for the LTM period ending September 30, 2015.

(2) Based on Wall Street research estimates.”

(c) amend and restate the second paragraph of the subsection entitled “Discounted Cash Flow Analysis” of this subsection of the Schedule 14D-9 as follows:

“Centerview calculated a range of illustrative enterprise values for the Company by (a) discounting to present value as of December 31, 2016, using discount rates ranging from 9.5% to 10.5% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital, which was calculated as described below): (i) the forecasted fully-taxed unlevered free cash flows for the Company over the period beginning January 1, 2017 and ended December 31, 2021, as ~~reflected in the Forecasts~~derived by Centerview utilizing the Forecasts and consistent with the fully-taxed unlevered free cash flow projections included in Item 4-Certain Unaudited Prospective Financial Information, and (ii) a range of illustrative terminal values of the Company, calculated by Centerview applying perpetuity growth rates to the Company fully-taxed unlevered free cash flows for the terminal year ranging from 1.0% to 2.5% (which perpetuity growth rate was based on considerations that Centerview deemed relevant in its professional judgment and experience) and (b) subtracting from the foregoing results the book value of the Company’s net debt of $886 million as of December 31, 2016. The cost of equity was derived by application of the Capital Asset Pricing Model, which requires the risk-free rate, certain financial metrics for the United States financial markets generally and certain Company-specific inputs, including the target capital structure, marginal cash tax rate and beta. The weighted average cost of capital was then calculated by weighting the cost of equity and the Company-specific after-tax cost of long-term debt, by the Company’s target capital structure. The range of perpetuity growth rates was estimated by Centerview utilizing its professional judgment and experience, taking into account the Forecasts and various other factors, including market expectations regarding long-term real growth of gross domestic product and inflation. Centerview divided the result of the foregoing calculations by the number of fully diluted outstanding Shares, based on the Internal Data to derive an implied equity value range for the Shares of approximately $36.20 to $50.20 per share. Centerview compared these ranges to the $43.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 and the disclosure under “Legal Proceedings” are hereby amended and supplemented by adding the following at the end of this subsection:

“On April 12, 2017, the plaintiff in the Neil Sattler v. Air Methods Corporation, et al., Case No. 1:17-cv-00824 action moved for a preliminary injunction and expedited hearing.

The Company is hereby disclosing certain additional disclosures (the “Supplemental Disclosures”) in response to the Sattler and Parshall complaints and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the complaints, and denies any violations of law. The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. With respect to the two class actions complaints, the Company denies that any further supplemental disclosure was required under any applicable rule, statute, regulation or law. The Company has not admitted wrongdoing of any kind, including but not limited to inadequacies in any disclosure, the materiality of any disclosure that the plaintiffs contend should have been made, or any violation of any federal or state law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

AIR METHODS CORPORATION

	By:	/s/Crystal Gordon
	Name:	Crystal Gordon
	Title:	Executive Vice President, General Counsel and Corporate Secretary

Dated: April 13, 2017